SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: **December 31, 2011**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ________________

Commission file number: **001-35522**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First PacTrust Bancorp, Inc.
18500 Von Karman, Suite 1100
Irvine, California 92612

FIRST PACTRUST BANCORP, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

Required Information

The First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of Lavine, Lofgren, Morris & Engelberg, LLP.

FIRST PACTRUST BANCORP, INC. 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULE,
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2011

FIRST PACTRUST BANCORP, INC. 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010 2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011 3

Notes to Financial Statements .... 4 – 12

SUPPLEMENTAL SCHEDULE:

Schedule H, Part IV, Line 4i – Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2011 14

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan
Irvine, California

We have audited the accompanying statements of net assets available for benefits of the First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan (the "Plan") as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
June 27, 2012

FIRST PACTRUST BANCORP, INC. 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2011 and 2010

		2010		
	2011	**Allocated**	**Unallocated**	**Total**
ASSETS				
Investments, at fair value:				
Money market accounts	$ 35,883	$ 2,216	$ -	$ 2,216
Sponsor common stock	4,900,053	5,836,205	507,840	6,344,045
Pooled separate accounts	1,514,073	1,346,559	-	1,346,559
Guaranteed interest accounts	-	44,606	-	44,606
Total investments at fair value	6,450,009	7,229,586	507,840	7,737,426
Notes receivable from participants	160,750	100,376	-	100,376
Total receivables	160,750	100,376	-	100,376
Total assets	6,610,759	7,329,962	507,840	7,837,802
LIABILITIES				
Loan payable	-	-	507,840	507,840
Other payable	1,154	-	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$6,609,605	$7,329,962	$ -	$7,329,962

See accompanying notes to financial statements.

FIRST PACTRUST BANCORP, INC. 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2011

Additions to net assets attributed to:	
Contributions:	
Participant - current	$ 289,036
Participant - rollovers	6,996
Company matching	168,391
Allocation of 42,320 shares of Sponsor common stock	433,780
Total contributions	898,203
Investment income (loss):	
Net realized and unrealized depreciation in fair value of pooled separate accounts	(81,535)
Net realized and unrealized depreciation in fair value of Sponsor common stock	(1,267,471)
Dividend income	39,565
Interest from guaranteed interest accounts	154
Market adjustment to guaranteed interest accounts	(295)
Net investment loss	(1,309,582)
Interest income on notes receivable from participants	4,616
	(406,763)
Deductions from net assets attributed to:	
Benefits paid to participants	295,814
Administrative fees	17,780
Total deductions	313,594
Net decrease	(720,357)
Net assets available for benefits:	
Beginning of year	7,329,962
End of year	$ 6,609,605

See accompanying notes to financial statements.

NOTE 1. DESCRIPTION OF PLAN

The First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan (the "Plan") is sponsored by First PacTrust Bancorp, Inc. (the "Sponsor"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan, which became effective on January 1, 1997, includes a profit sharing component, a 401(k) component and an employee stock ownership component. The Plan is a defined contribution plan covering certain employees of the Sponsor, and its wholly owned subsidiary, Pacific Trust Bank (together, the "Company").

The Plan operates, in part, as a leveraged employee stock ownership plan ("ESOP"), and is designed to comply with section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code ("IRC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In 2002, the Plan purchased a total of 423,200 shares of Sponsor common stock using the proceeds borrowed from the Sponsor (see Note 6), and holds the common stock in a trust established under the Plan which was allocated to participants over 10 years, beginning in December 2002 and ending in December 2011.

The borrowing, including related interest, is to be repaid over a period of 10 years with the Company's contributions to the trust fund. As the Plan makes each annual payment of principal, one-tenth of the common stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the IRC. The unpaid balance is collateralized by the unallocated shares of common stock. The lender has no rights against shares of common stock once they are allocated under the ESOP. Accordingly, the statement of net assets available for benefits as of December 31, 2010, presents separately the assets and liabilities and changes therein pertaining to:

a. the accounts of employees with vested rights in allocated common stock (allocated), and
b. common stock not yet allocated to employees (unallocated).

Eligibility

Employees of the Company who have attained age 19 are generally eligible to participate in the 401(k) portion of the Plan after 1 year of service providing they worked at least 1,000 hours during such plan year.

Effective July 1, 2011, the Plan was amended to allow employees who have attained age 21 and have completed three months of service to participate in the Plan. For the 2011 ESOP portion of the Plan, participants must also be employed on the last day of the plan year to be eligible for an allocation of the ESOP contribution.

The Plan excludes leased employees, union employees, employees of related companies who have not adopted the Plan, employees who are non-resident aliens with no United States sourced income and employees who are regularly employed outside the Company, as defined.

NOTE 1. DESCRIPTION OF PLAN (Continued)

Contributions

Participant contributions – Each pay period, participants may elect any whole percentage (up to 100%) or amount of pretax compensation, as defined by the Plan. In addition, employees who are age 50 or older may elect to defer additional amounts (called "catch-up contributions") to the Plan up to the maximum allowed by the IRC. Participants may also contribute amounts representing rollover distributions from other qualified sources.

Employer matching and profit sharing contributions – The Plan allows for the Company to make discretionary contributions, including matching and profit sharing contributions. For 2011, the Company matched 100% of participant contributions up to 4% of a participant's eligible compensation. No profit sharing contributions were made for 2011.

ESOP allocation/contributions – Sponsor ESOP contributions are allocated to each eligible participant's account based upon the ratio of the participant's eligible compensation to total eligible compensation each Plan year. ESOP plan earnings are allocated to each participant's account based on the ratio of the participant's account balance to all participants' account balances.

Vesting

Participants are immediately vested in their contributions and the Company's 401(k) contributions plus actual earnings thereon. Upon a participant's death, disability, and normal retirement, the participant's entire account is fully vested and non-forfeitable. Upon termination for any reason other than death, disability, or normal retirement, a participant is vested in their ESOP account if the participant has 3 or more years of service. For participants who terminated employment prior to January 1, 2007, the participant will vest in the ESOP account after 5 or more years of service. A participant is credited with a year of vesting service upon completion of 1,000 hours of service during a Plan year.

Investment Options, Sponsor Common Stock Trading Restrictions and Diversification

Upon enrollment in the Plan, participants may direct their deferrals and employer 401(k) contributions in any of the Plan's investment options including the Sponsor's common stock. Subsequently, participants may change their allocation and transfer account balances between investment options in accordance with Plan provisions and subject to trading restrictions on the Sponsor common stock.

For investments in Sponsor common stock, participants are subject to a transaction fee and a 6-month trading ban from the date of investment. Upon the expiration of the 6-month trading ban, participants may liquidate in increments up to 15% of their Sponsor common stock every 6 months based on their original account balances until their ownership is fully liquidated.

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Sponsor common stock into other types of investments, which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a 6-year period. In each of the first 5 years, a participant may diversify up to 25% of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50%.

NOTE 1. DESCRIPTION OF PLAN (Continued)

Participant Accounts

Each participant's 401(k) account is credited with contributions, allocations of investment earnings or losses, and is charged with an allocation of Plan administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Each eligible participant's account is credited as of the last day of each plan year with an allocation of shares of the Sponsor's common stock released by the trustee from the unallocated account. Only those participants who are eligible employees of the Company as of the last day of the plan year will receive an allocation.

Notes Receivable from Participants

Participants may borrow against their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interests in their account balances. Such loans are required to be repaid within 5 years unless the loan is to be used to acquire the principal residence of the participant. Loans are secured by the participants' vested interests in their account balances. The loans bear interest at a reasonable rate as determined by the Plan administrator. As of December 31, 2011, interest rates on outstanding loans ranged from 4.25% to 8.50%. Principal and interest are paid regularly through payroll deductions.

Payment of Benefits

Upon disability, death, termination, normal retirement, attaining age 59½, and/or hardship, participants may elect to receive a distribution of their 401(k) contribution accounts (as defined), or defer distribution if the account exceeds $5,000. However, if such a participant's vested account balance is less than $5,000, but greater than $1,000, the Plan may roll the balance into an individual retirement account designated by the Plan administrator. Also, at its discretion, the Plan may elect to distribute vested account balances of less than $1,000. Initial distributions must begin no later than April 1 of the calendar year following the year in which the participant attains the age of 70½.

Income Tax Status

The IRS has determined and informed the Company by a letter dated August 20, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. generally accepted accounting principles require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 1. DESCRIPTION OF PLAN (Continued)

Voting Rights

Each participant with an investment in the Sponsor common stock is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

Substantially all of the expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Subsequent Events

The Plan has evaluated subsequent events through the date of the report of the independent registered public accounting firm, which is the date these financial statements were available to be issued.

NOTE 3. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, which consist principally of Sponsor common stock, are held by the custodians under the direction of the Plan administrator and/or trustee of the Plan.

The Company's ESOP contributions are held and managed by the Plan administrator and/or trustee, who invest cash received, interest and dividend income and make distributions to participants. The Plan administrator and/or trustee also administer the payment of interest and principal on the loan, which is reimbursed through contributions as determined by the Company.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Plan administrator and/or trustee fees are paid directly by the Company.

NOTE 4. INVESTMENTS

The Plan's investments were held by the custodians of the Plan as of December 31, 2011 and 2010. The Plan's investments consist of the following as of December 31:

		2010		
	2011	Allocated	Unallocated	Total
Investments representing 5% or more of the Plan's net assets:				
First PacTrust Bancorp, Inc. - Sponsor common stock with 482,124 shares (42,320 shares unallocated) held at December 31, 2010, and 435,734 shares at December 31, 2011	$4,900,053	$5,836,205	$ 507,840	$6,344,045
All other investments representing less than 5% of the Plan's net assets	1,549,956	1,393,381	-	1,393,381
Total investments at fair value	$6,450,009	$7,229,586	$ 507,840	$7,737,426

NOTE 5. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. Inputs to the valuation methodology include, for example, quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in inactive markets.

Level 2

Inputs are either directly or indirectly observable for the asset or liability through correlation with related market data at the measurement date and for the duration of the instrument's anticipated life. Inputs include, for example, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement for the asset or liability at the measurement date. These inputs reflect Plan management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and in the inputs to the model.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2011 and 2010:

Money market accounts: Valued at the net asset value of shares held by the Plan at year end.

Pooled separate accounts: Valued at the separate accounts unit value of shares held by the Plan.

Sponsor common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed interest accounts: Valued at fair value by discounting the related estimated future cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

NOTE 5. FAIR VALUE MEASUREMENTS (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and 2010:

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
Money market	$ 35,883	$ -	$ -	$ 35,883
First PacTrust Bancorp, Inc. - Sponsor common stock	4,900,053	-	-	4,900,053
Pooled Separate Accounts:				
Emerging Markets	-	19,110	-	19,110
Income	-	50,239	-	50,239
Intermediate Term Bond	-	82,277	-	82,277
International Growth	-	108,420	-	108,420
International Value	-	88,473	-	88,473
Large Blend	-	22,418	-	22,418
Large Growth	-	98,260	-	98,260
Lifestyle	-	505,721	-	505,721
Mid Cap Blend	-	8,279	-	8,279
Mid Cap Growth	-	30,033	-	30,033
Mid Cap Value	-	34,224	-	34,224
Natural Resources	-	52,144	-	52,144
Real Estate Securities	-	2,172	-	2,172
Small Cap Growth	-	21,742	-	21,742
Small Cap Value	-	5,790	-	5,790
Stable Value	-	118,917	-	118,917
Value	-	56,538	-	56,538
World Allocation	-	209,316	-	209,316
Total investments at fair value	$ 4,935,936	$ 1,514,073	$ -	$ 6,450,009

NOTE 5. FAIR VALUE MEASUREMENTS (Continued)

	December 31, 2010				
	Level 1 - Allocated	Level 1 - Unallocated	Level 2	Level 3	Total
Money market	$ 2,216	$ -	$ -	$ -	$ 2,216
First PacTrust Bancorp, Inc. -					
Sponsor common stock	5,836,205	507,840	-	-	6,344,045
Guaranteed interest accounts	-	-	44,606	-	44,606
Pooled Separate Accounts:					
Balanced	-	-	2,891	-	2,891
Diversified Emerging Mkts	-	-	126,047	-	126,047
High Yield Bond	-	-	25,315	-	25,315
Index	-	-	197,987	-	197,987
Intermediate Term Bond	-	-	39,137	-	39,137
International Growth	-	-	14,671	-	14,671
International Value	-	-	14,372	-	14,372
Large Blend	-	-	107,432	-	107,432
Large Growth	-	-	101,874	-	101,874
Large Value	-	-	8,073	-	8,073
Lifestyle	-	-	421,930	-	421,930
Mid Cap Growth	-	-	27,595	-	27,595
Mid Cap Stock	-	-	98	-	98
Mid Cap Value	-	-	32,574	-	32,574
Money Market	-	-	83,652	-	83,652
Multisector Bond	-	-	26,565	-	26,565
Short Term Bond	-	-	16,504	-	16,504
Small Cap Growth	-	-	18,833	-	18,833
Technology	-	-	50,566	-	50,566
Value	-	-	27,092	-	27,092
World Allocation	-	-	3,351	-	3,351
Total investments at fair value	$ 5,838,421	$ 507,840	$ 1,391,165	$ -	$ 7,737,426

NOTE 6. LOAN PAYABLE RELATING TO ESOP

In August 2002, the Plan entered into a $5,078,400 term loan agreement with the Sponsor. The proceeds of the loan were used to purchase Sponsor common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 10 years with per annum interest equal to 5.5%. The loan was fully repaid in 2011, and as of December 31, 2011, all shares have been allocated.

NOTE 7. GUARANTEED INTEREST ACCOUNTS

In 1997, the Plan entered into group annuity contracts with a custodian whereby the custodian maintains contributions in separate accounts for each participant electing this investment option. Each participant's account is credited with earnings on the underlying investments and charged for administrative expenses of the custodian. The contracts are included in the financial statements as of December 31, 2010 at fair market value; the custodian has determined these to be investment contracts, not insurance contracts, and therefore not fully benefit responsive.

NOTE 8. RELATED PARTY TRANSACTIONS

Substantially all of the Plan's operating expenses are paid by the Company. The Company also provides administrative services for the Plan at no cost to the Plan. Certain investments are managed by the custodians of the Plan. These transactions qualify as party-in-interest transactions.

NOTE 9. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as trading restrictions (Note 1), interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 10. SUBSEQUENT EVENTS

Effective January 1, 2012, the vesting relating to participants' ESOP accounts has been changed to full and immediate vesting. Also, the 401(k) portion of the Plan is intended to be a safe harbor Plan, whereby Company matching contributions are equal to 100% of participant contributions up to 4% of a participant's eligible compensation. Matching is made on a per-payroll basis.

Effective July 6, 2012, the Sponsor common stock will no longer be an investment option for the Plan.

SUPPLEMENTAL SCHEDULE

FIRST PACTRUST BANCORP, INC. 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

Attachment for Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets Held for Investment Purposes at End of Year **EIN: 95-6047013**
As of December 31, 2011 **Plan Number: 001**

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost[(1)]	(e) Current value
	Money market accounts	Interest-bearing cash	-	$ 35,883
	John Hancock:			
*	Lifestyle Conservative	Pooled Separate Account	-	123,224
*	Lifestyle Moderate	Pooled Separate Account	-	48,346
*	Lifestyle Balance	Pooled Separate Account	-	107,382
*	Lifestyle Growth	Pooled Separate Account	-	144,144
*	Lifestyle Aggressive	Pooled Separate Account	-	82,625
*	John Hancock Stable Value	Pooled Separate Account	-	118,917
*	PIMCO Total Return	Pooled Separate Account	-	82,277
*	Strategic Income Opp Fund	Pooled Separate Account	-	50,239
*	PIMCO All Asset	Pooled Separate Account	-	4,855
*	BlackRock Global Allocation	Pooled Separate Account	-	5,055
*	Ivy Asset Strategy Fund	Pooled Separate Account	-	199,406
*	Fundamental Investors	Pooled Separate Account	-	22,418
*	Pru Jennison Mid Growth Fund	Pooled Separate Account	-	30,033
*	All Cap Value Fund	Pooled Separate Account	-	32,475
*	Lord Abbett Value Opps Fund	Pooled Separate Account	-	8,279
*	Franklin Balance Sheet	Pooled Separate Account	-	34,224
*	Small Cap Value Fund	Pooled Separate Account	-	5,631
*	Thornburg International Value	Pooled Separate Account	-	84,070
*	Pru Jennison 20/20 Focus Fund	Pooled Separate Account	-	98,260
*	Oppenheimer Intl Growth Fund	Pooled Separate Account	-	108,420
*	Small Cap Growth Fund	Pooled Separate Account	-	21,742
*	Columbia Value & Restructuring	Pooled Separate Account	-	24,063
*	DFA International Value	Pooled Separate Account	-	4,403
*	Keeley Small Cap Value	Pooled Separate Account	-	159
*	DFA Emerging Markets Fund	Pooled Separate Account	-	19,110
*	Natural Resources Fund	Pooled Separate Account	-	52,144
*	Real Estate Securities Fund	Pooled Separate Account	-	2,172
*	First PacTrust Bancorp, Inc.	Sponsor common stock	$5,843,043	4,900,053
*	Participant Loans at John Hancock	Interest rates range from 4.25% to 8.5%, maturities vary	- 0 -	112,442
*	Participant Loans (non-John Hancock)	Interest rate at 4.25%, maturities vary	- 0 -	48,308
	Total			$ 6,610,759

* Represents a party-in-interest.

(1) In accordance with Form 5500 instructions, cost information with respect to participant or beneficiary directed investments under an individual account plan may be omitted.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST PACTRUST BANCORP, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 28, 2012

By: [signature]
Name: Nikki Dang
Title: Plan Administrator

EXHIBIT 23

LAVINE, LOFGREN, MORRIS
& ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180
LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE
(858) 455-1200
FAX
(858) 455-0898
WEB SITE
www.llme.com

An Independent Member of
BKR International

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-101152) of First PacTrust Bancorp, Inc. of our report dated June 27, 2012, relating to the financial statements and supplemental schedule of the First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan, which appears in this Annual Report on Form 11-K of the First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
June 27, 2012